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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. _____)

                           CIRCOR INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   17273K 10 9
                                   -----------
                                 (CUSIP Number)

                                Walter J. Flowers
                             Flowers & Manning, LLP
                           15 Court Square, Suite 340
                                Boston, MA 02108
                                 (617) 589-0601

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 20, 2002
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box [_].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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CUSIP No. 17273K 10 9                 13D                   Page 2 of 8
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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Walter J. Flowers
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[_]

                                                                      (b)[_]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                    [_]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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    NUMBER OF         7    SOLE VOTING POWER

      SHARES               1,184,090
                   -------------------------------------------------------------

   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY              None
                   -------------------------------------------------------------

       EACH           9    SOLE DISPOSITIVE POWER

    REPORTING              None
                   -------------------------------------------------------------

      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                1,184,090
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,184,090

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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
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  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.85%
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  14       TYPE OF REPORTING PERSON*

           IN
================================================================================

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CUSIP No. 17273K 10 9                 13D                   Page 3 of 8
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Item 1.    Security and Issuer.

                The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 35 Corporate Drive, Burlington, Massachusetts 01803.

Item 2.    Identity and Background.

           (a) This statement is being filed by Walter J. Flowers, sometimes referred to herein as the "Reporting Person."

           (b) and (c)

                Mr. Flowers is a partner in the law firm of Flowers & Manning, LLP and his business address is 15 Court Square, Suite 340, Boston, Massachusetts 02108.

           (d) and (e)   During the last five years, the Reporting Person has
           not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f)  Mr. Flowers is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

                The Reporting Person became the sole trustee of revocable trusts for the benefit of George B. Horne and Deborah Horne, respectively, on August 20, 2002, in connection with the transactions described in
           Item 4 below. The CIRCOR International, Inc. shares previously held by the trusts specified in Item 4 below were acquired by such trusts in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares.

Item 4.    Purpose of Transaction.

                As of August 20, 2002, Walter J. Flowers may be deemed to be, within the meaning of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the beneficial owner of (i) 512,300 shares previously held under a revocable trust for the benefit of George B. Horne and (ii) 567,920 shares previously held under a revocable trust for the benefit of Deborah Horne, all of which shares were previously subject to the terms of the 1997 Voting Trust (as defined in Item 6 below). As of August 20, 2002, all of such shares were removed from the trusts specified in (i) and (ii) above for which Timothy P. Horne serves as co-trustee (in the case of (i)

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CUSIP No. 17273K 109                       13D                    Page 4 of 8
-----------------------                                        ----------------

           above) or sole trustee (in the case of (ii) above), and deposited into revocable trusts for the benefit of George B. Horne and Deborah Horne, respectively, of which Mr. Flowers serves as the sole trustee. Such shares were also simultaneously withdrawn from the 1997 Voting Trust (as defined in Item 6 below). The Reporting Person hereto intends continuously to review the trusts' investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the persons named in
           Item 5(b) or the common stock of the issuer.

Item 5.    Interest in Securities of Issuer.

           Walter J. Flowers

           (a)      Amount Beneficially Owned.

                    Walter J. Flowers is the beneficial owner of 1,184,090 shares of common stock of the issuer. This amount includes (i) 512,300 shares held for the benefit of George B. Horne under a revocable trust for which Walter J. Flowers serves as sole trustee,
           (ii) 567,920 shares held for the benefit of Deborah Horne under a revocable trust for which Walter J. Flowers serves as sole trustee, and (iii) 103,870 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers serves as sole trustee.

                    Amount Beneficially Owned: 1,184,090

                    Percentage of Class: 7.85%

                    Number of shares as to which such person has:

                          Sole power to vote or to direct the vote:  1,184,090

                          Shared power to vote or to direct the vote:  None

                          Sole power to dispose or to direct the disposition of:
                          None

                          Shared power to dispose or to direct the disposition of: 1,184,090

           (b) The Reporting Person has shared power to dispose or to direct the disposition of 1,080,220 shares. The power is shared with the following persons:

                    (1)       a)  George B. Horne

                              b) The residence address of George B. Horne is 112 Mill Road, North Hampton, New Hampshire 03862.

                              c)  Mr. Horne is retired.

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--------------------------                                       --------------

CUSIP No. 172173K 10 9                                             Page 5 of 8
--------------------------                                       --------------

              d) During the last 5 years, George B. Horne has not been
                 convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

              e) George B. Horne is a United States citizen.

     (2)      a) Deborah Horne

              b) The business address of Deborah Horne is HCR #73, Rte 1 Box
                 113, Twist, Washington 98856

              c) Deborah Horne operates a ranch.

              d) During the last 5 years, Deborah Horne has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

              e) Deborah Horne is a United States citizen.

(c) The following transactions involving the common stock of the issuer beneficially owned by the Reporting Persons were effected during the past sixty days as described below:

              As of August 20, 2002, (i) 512,300 shares held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne serves as co-trustee and (ii) 567,920 shares held for the benefit of Deborah Horne under a revocable trust for which Timothy P. Horne serves as sole trustee were removed from the trusts specified in (i) and (ii) above and were withdrawn from the 1997 Voting Trust (as defined in Item 6 below). The shares specified in (i) and (ii) above were deposited into revocable trusts for the benefit of George B. Horne and Deborah Horne, respectively, for which the Reporting Person serves as sole trustee.

(d)           Ownership on Behalf of Another Person

Walter J. Flowers

     George B. Horne has the right to receive and the power to direct the receipt of

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CUSIP No. 17273K 10 9                 13D                   Page 6 of 8
-----------------------                                    ---------------------

                 dividends from, or the proceeds from the sale of, 512,300 shares held for the benefit of George B. Horne under a revocable trust for which the Reporting Person serves as sole trustee.

                           Deborah Horne has the right to receive and the power
                 to direct the receipt of dividends from, or the proceeds from the sale of, 567,920 shares held for the benefit of Deborah Horne under a revocable trust for which the Reporting Person serves as sole trustee.

                           Tiffany R. Horne has the right to receive and the
                 power to direct the receipt of dividends from, or the proceeds from the sale of, 103,870 shares held for the benefit of Tiffany R. Horne under a revocable trust for which the Reporting Person serves as sole trustee.

                 (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                           Timothy P. Horne serves as sole trustee for the
                 Amended and Restated George B. Horne Voting Trust Agreement -- 1997 (the "1997 Voting Trust"). 925,610 shares of common stock held by Timothy P. Horne individually and 11,300 shares of common stock held by a trust for the benefit of Tiffany R. Horne (936,910 shares in the aggregate) are subject to the terms of the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee's right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust, is required for the removal of any shares from the 1997 Voting Trust. None of the shares reported hereunder are subject to the 1997 Voting Trust.

Item 7.          Material to be Filed as Exhibits.

                           The following documents are filed as exhibits to this
                 Schedule 13D:

                           Exhibit 9.1 The Amended and Restated George B. Horne Voting Trust Agreement--1997 dated as of September 14, 1999 (incorporated by reference to Exhibit
                                           9.1 to Amendment No. 1 to the CIRCOR
                                           International, Inc. Registration
                                           Statement on Form 10 as filed

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CUSIP No. 17273K 10 9                 13D                     Page 7 of 8
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                             with the Securities and Exchange Commission on
                             September 22, 1999 (File No. 000-26961)).

                                      * * *

                The percentages above have been determined as of September 6, 2002, based on information from the issuer. As of that date, there were 15,093,091 shares of common stock of the issuer outstanding.

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CUSIP No. 17273K 10 9                 13D                     Page 8 of 8
------------------------                                    --------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2002


                                                     /s/ Walter J. Flowers
                                                     ---------------------------
                                                     Walter J. Flowers